UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                _______________


                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 1)


                              THE UNION CORPORATION
                                (NAME OF ISSUER)

                     COMMON STOCK, $0.50 PAR VALUE PER SHARE
                         (TITLE OF CLASS OF SECURITIES)

                                    906072103
                                 (CUSIP NUMBER)

TIMOTHY G. BEFFA                                   WITH COPY TO:
OUTSOURCING SOLUTIONS INC.                         FRANK L. SCHIFF, ESQ.
390 SOUTH WOODS MILL ROAD                          WHITE & CASE
SUITE 150                                          1155 AVENUE OF THE AMERICAS
CHESTERFIELD, MO 63017                             NEW YORK, NY 10036
314-576-0022                                       212-819-8200

                 (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON
               AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS)



                                FEBRUARY 10, 1998
             (DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ( ).
                                _______________

Check the following box if a fee is being paid with this statement ( ).





                               Page 1 of 5 Pages

                                  SCHEDULE 13D

----------------------                                     -------------------
 CUSIP NO. 906072103                                        PAGE 2 OF 5 PAGES
----------------------                                     -------------------

------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          OUTSOURCING SOLUTIONS INC.
------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) ( )
                                                                  (B) (X)
------------------------------------------------------------------------------
 3        SEC USE ONLY

------------------------------------------------------------------------------
 4        SOURCE OF FUNDS

          SC, BK
------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED   ( )
          PURSUANT TO ITEMS 2(D) OR 2(E)
------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          STATE OF DELAWARE
------------------------------------------------------------------------------
NUMBER OF SHARES                        7          SOLE VOTING POWER
BENEFICIALLY OWNED BY                              0*
EACH REPORTING PERSON
WITH
                                     -----------------------------------------
                                        8          SHARED VOTING POWER
                                                   0
                                     -----------------------------------------
                                        9          SOLE DISPOSITIVE POWER
                                                   0*
                                     -----------------------------------------
                                        10         SHARED DISPOSITIVE POWER
                                                   0
------------------------------------------------------------------------------
 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,920,668*
------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                             ( )
------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          APPROXIMATELY 83.05% OF THE SHARES ISSUED AND OUTSTANDING
          AS OF FEBRUARY 11, 1998
------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
------------------------------------------------------------------------------

* SEE ITEMS 5(A) AND 5(B) OF BOTH THIS AMENDMENT NO. 1 AND THE ORIGINAL SCHEDULE 13D FILED ON JANUARY 26, 1998.

                                  SCHEDULE 13D

----------------------                                     -------------------
 CUSIP NO. 906072103                                        PAGE 3 OF 5 PAGES
----------------------                                     -------------------

------------------------------------------------------------------------------
 1        NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

          SHERMAN ACQUISITION CORPORATION
------------------------------------------------------------------------------
 2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP        (A) ( )
                                                                  (B) (X)
------------------------------------------------------------------------------
 3        SEC USE ONLY

------------------------------------------------------------------------------
 4        SOURCE OF FUNDS

          SC, BK, AF
------------------------------------------------------------------------------
 5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED    ( )
          PURSUANT TO ITEMS 2(D) OR 2(E)
------------------------------------------------------------------------------
 6        CITIZENSHIP OR PLACE OF ORGANIZATION

          STATE OF DELAWARE
------------------------------------------------------------------------------
NUMBER OF SHARES                        7          SOLE VOTING POWER
BENEFICIALLY OWNED BY                              0*
EACH REPORTING PERSON
WITH
                                     -----------------------------------------
                                        8          SHARED VOTING POWER
                                                   0
                                     -----------------------------------------
                                        9          SOLE DISPOSITIVE POWER
                                                   0*
                                     -----------------------------------------
                                        10         SHARED DISPOSITIVE POWER
                                                   0
------------------------------------------------------------------------------
 11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          4,920,688*
------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES                                               ( )
------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          APPROXIMATELY 83.05% OF THE SHARES ISSUED AND OUTSTANDING
          AS OF FEBRUARY  11, 1998
------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON

          CO
------------------------------------------------------------------------------

* SEE ITEMS 5(A) AND 5(B) OF BOTH THIS AMENDMENT NO. 1 AND THE ORIGINAL SCHEDULE 13D FILED ON JANUARY 26, 1998.

          THIS  AMENDMENT  NO. 1  ("AMENDMENT  NO.  1")  AMENDS A  STATEMENT  ON
SCHEDULE 13D FILED ON JANUARY 26, 1998 (THE  "SCHEDULE  13D")  JOINTLY FILED BY:
(I) OUTSOURCING SOLUTIONS INC., A DELAWARE CORPORATION ("OSI") AND (II) SHERMAN ACQUISITION CORPORATION, A DELAWARE CORPORATION ("SHERMAN"), RELATING TO THE COMMON STOCK, PAR VALUE $0.50 PER SHARE (THE "COMMON STOCK"), OF THE UNION CORPORATION ("UNION"), A DELAWARE CORPORATION.


ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

          ITEM 3 OF THE SCHEDULE 13D IS HEREBY AMENDED BY ADDING THE FOLLOWING TEXT TO THE END OF SUCH ITEM:

          THE FUNDS REQUIRED BY SHERMAN IN CONNECTION WITH ITS OPEN MARKET PURCHASE OF 306,100 SHARES OF COMMON STOCK WERE PROVIDED THROUGH ADDITIONAL BORROWINGS BY OSI UNDER THE ADDITIONAL BANK FINANCING ENTERED INTO IN CONNECTION WITH THE OFFER.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER

          ITEM 5 OF THE SCHEDULE 13D IS HEREBY AMENDED BY ADDING THE FOLLOWING TEXT TO THE END OF SUCH ITEM:

          (A) A TOTAL OF 4,920,668 SHARES OF COMMON STOCK, OR 83.05% OF THE ISSUED AND OUTSTANDING COMMON STOCK (APPROXIMATELY 83.01% ON A FULLY DILUTED BASIS), IS OWNED BY SHERMAN AS OF FEBRUARY 11, 1998. THIS AMOUNT INCLUDES 4,614, 568 SHARES ACQUIRED BY SHERMAN IN CONNECTION WITH ITS DECEMBER 24, 1997 OFFER TO PURCHASE (THE "OFFER") ANY AND ALL SHARES OF COMMON STOCK. THIS AMOUNT ALSO INCLUDES 306,100 SHARES OF COMMON STOCK PURCHASED BY SHERMAN IN AN OPEN MARKET TRANSACTION ON FEBRUARY 10, 1998.

          (C) SHERMAN ACQUIRED AN ADDITIONAL 306,100 SHARES OF COMMON STOCK AT $31.50 PER SHARE ON FEBRUARY 10, 1998 FROM DIMENSIONAL FUND ADVISORS INC. IN AN OPEN MARKET TRANSACTION.

                                    SIGNATURE


          AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

DATED:  FEBRUARY 11, 1998


                              OUTSOURCING SOLUTIONS INC.


                              BY: /S/ TIMOTHY G. BEFFA
                                  ---------------------------
                                  NAME:  TIMOTHY G. BEFFA
                                  TITLE: PRESIDENT AND CHIEF EXECUTIVE OFFICER


                              SHERMAN ACQUISITION CORPORATION


                              BY: /S/ TIMOTHY G. BEFFA
                                  ---------------------------
                                  NAME:  TIMOTHY G. BEFFA
                                  TITLE: PRESIDENT